UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-12489

Southpoint Structured Assets, Inc.

(Exact name of registrant as specified in its charter)

50 North Front Street

Memphis, Tennessee 38103

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Treasury Security-Backed Certificates, Series 1996-1, Class A, Due August 15, 2002

Treasury Security-Backed Certificates, Series 1996-1, Class B, Due May 15, 2006

FHLB Security-Backed Certificates, Series 1997-1, Due April 25, 2007

Treasury Security-Backed Certificates, Series 1997-1, Due February 15, 2003

TVA Security-Backed Certificates, Series 1998-1, Due December 15, 2017

Corporate Bond-Backed Certificates, Series 1999-BellSouth-1, Due June 15, 2033

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Southpoint Structured Assets, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 10, 2003	By:	/s/ C. David Ramsey
C. David Ramsey President